UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT 47217
P.E 10-30-01
1-04423

02011015

December 17, 2001

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel
Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94303-1112

Act 1934
Section
Rule 14A-8
Public Availability 12/17/2001

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2001

Dear Mr. Charnas:

This is in response to your letters dated October 30, 2001 and December 11, 2001 concerning the shareholder proposal submitted to Hewlett-Packard by John Powers. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Powers
200 Alder Lane
Boulder, CO 80304

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

October 30, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to inform you that Hewlett-Packard Company ("HP") intends to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. John Powers (the "Proposal"). The Proposal requests that HP's board of directors prepare a report on "the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products," and that HP agree to release the report within six months of its annual meeting of shareholders.

The Proposal was submitted on behalf of Mr. Powers, by Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray, in a letter dated September 26, 2001 and received by HP on September 27, 2001. The Proposal and the accompanying letter are attached as Exhibit A.

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action if HP excludes the Proposal from its proxy materials on the grounds set forth below.

We believe that the Proposal may be omitted from our proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal "substantially duplicates" an identical proposal that was submitted to HP by the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP also received this proposal, which is attached as Exhibit B, on September 27, 2001. HP intends to include this proposal in the proxy materials for its 2002 annual meeting of shareholders.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Van Dyck, as representative of Mr. Powers. Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

OFFICE OF THE CEO
SEP 27 2001

Sept. 26, 2001

Carleton S. (Carly) Fiorina
Chairman, CEO
Hewlett-Packard Co.
3000 Hanover St.
Palo Alto, CA 94304

Dear Ms. Fiorina:

I represent John Powers, a beneficial shareholder of 6,400 shares of Hewlett-Packard stock. Mr. Powers applauds the company on its commitment to environmental leadership. Yet he remains concerned that the innovation and competitive spirit that made HP a leader in the computer industry has not yet resolved troubling issues regarding the proper take-back and recycling and disassembly of products.

More than 700 chemical compounds are used to make one computer work station. Most computers are not recycled. More than 40 million computers are expected to become obsolete in 2001. Mr. Powers believes companies committed to environmental leadership should accept responsibility for disposal of products they create.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While this take-back is laudable, Mr. Powers believes the fees provide a significant disincentive for consumers to recycle, and that the cost of proper environmental management should be factored into the purchase price of the product.

My client believes our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

Therefore, I present the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mr. Powers has asked me to represent him in this matter (authorization attached). Proof of ownership is attached.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

Sept. 26, 2001

To Whom It May Concern:

This letter is to confirm that John Powers is the beneficial owner of 6,400 shares of Hewlett-Packard Co. The shares are held in street name at US Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

John Powers
200 Alder Lane; Boulder, CO 80304
(303) 449-2522; fax: (303) 440-8870
jpowers11@earthlink.net

Sept. 26, 2001

Mr. Thomas Van Dyck
Senior Investment Management Consultant
Social Equity Investment Group
US Bancorp Piper Jaffray
345 California St., Ste. 2200
San Francisco, CA 94104

Dear Mr. Van Dyck:

You are hereby authorized to file a shareholder resolution on my behalf at Hewlett-Packard Co., asking the directors to prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products.

I am the beneficial owner of 6,400 shares of Hewlett-Packard stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2002.

You are hereby given full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John Powers

John Powers

Exhibit B

September 26, 2001

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

Ann Baskins
Vice President, General Counsel
And Secretary
Hewlett-Packard Company
3000 Hanover Street, 20BX
Palo Alto, California 94304

Dear Ms. Baskins:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice as the investment adviser for all mutual funds sponsored by Calvert. Calvert's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

As of the close of business on August 15, 2001, the Calvert Social Investment Fund Equity Portfolio held 100,000 shares of common stock, the Calvert Social Investment Fund managed Index Portfolio held 11,500 shares of common stock, and the Calvert Social Index Portfolio held 5,880 shares of common stock in Hewlett-Packard Company. This Fund has been the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 112,800 shares have been held for at least one year and the Fund intends to own shares in Hewlett-Packard Company through the 2002 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

CAMCO , authorized as the investment manager, on behalf of the CSIF Equity Portfolio, CSIF Managed Index Portfolio, and the Calvert Social Index Portfolio is filing the enclosed resolution requesting that the company report on its responsibility for product take-back and recycling. Over the years, Hewlett-Packard has demonstrated its commitment to environmental leadership. Yet, the company has not fully embraced the practice of producer responsibility.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Julie Gorte, Social Research Director, at (301) 657-7039 or

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

julie.gorte@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Calvert Asset Management Company resolution filed with Hewlett-Packard Co. to
REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

STATE STREET.
For Everything You Invest In™

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0623
Facsimile: 617-988-0794
jmarruda@statestreet.com

August 23, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of August 15, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Hewlett Packard Co (Cusip number 428236103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 8/15/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	100,000	100,000
D862	CSIF Managed Index Portfolio	11,500	9,200
D872	Calvert Social Index Portfolio	5,880	3,600

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

December 11, 2001

VIA EMAIL and FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to follow up on our letter of October 30, 2001, attached as Exhibit A, regarding the intention of Hewlett-Packard Company ("HP") to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray on behalf of Mr. Powers on September 27, 2001. On that date, HP received an identical proposal from the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP intends to include only the proposal from the Calvert Funds because it was the first one received by the corporate secretary on that date.

Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

hp invent

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

October 30, 2001

01 NOV -1 AM 9:25

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to inform you that Hewlett-Packard Company ("HP") intends to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. John Powers (the "Proposal"). The Proposal requests that HP's board of directors prepare a report on "the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products," and that HP agree to release the report within six months of its annual meeting of shareholders.

The Proposal was submitted on behalf of Mr. Powers, by Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray, in a letter dated September 26, 2001 and received by HP on September 27, 2001. The Proposal and the accompanying letter are attached as Exhibit A.

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action if HP excludes the Proposal from its proxy materials on the grounds set forth below.

We believe that the Proposal may be omitted from our proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal "substantially duplicates" an identical proposal that was submitted to HP by the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP also received this proposal, which is attached as Exhibit B, on September 27, 2001. HP intends to include this proposal in the proxy materials for its 2002 annual meeting of shareholders.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Van Dyck, as representative of Mr. Powers. Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

OFFICE OF THE CEO
SEP 27 2001

Sept. 26, 2001

Carleton S. (Carly) Fiorina
Chairman, CEO
Hewlett-Packard Co.
3000 Hanover St.
Palo Alto, CA 94304

Dear Ms. Fiorina:

I represent John Powers, a beneficial shareholder of 6,400 shares of Hewlett-Packard stock. Mr. Powers applauds the company on its commitment to environmental leadership. Yet he remains concerned that the innovation and competitive spirit that made HP a leader in the computer industry has not yet resolved troubling issues regarding the proper take-back and recycling and disassembly of products.

More than 700 chemical compounds are used to make one computer work station. Most computers are not recycled. More than 40 million computers are expected to become obsolete in 2001. Mr. Powers believes companies committed to environmental leadership should accept responsibility for disposal of products they create.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While this take-back is laudable, Mr. Powers believes the fees provide a significant disincentive for consumers to recycle, and that the cost of proper environmental management should be factored into the purchase price of the product.

My client believes our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

Therefore, I present the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mr. Powers has asked me to represent him in this matter (authorization attached). Proof of ownership is attached.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

Sept. 26, 2001

To Whom It May Concern:

This letter is to confirm that John Powers is the beneficial owner of 6,400 shares of Hewlett-Packard Co. The shares are held in street name at US Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

John Powers
200 Alder Lane; Boulder, CO 80304
(303) 449-2522; fax: (303) 440-8870
jpowers11@earthlink.net

Sept. 26, 2001

Mr. Thomas Van Dyck
Senior Investment Management Consultant
Social Equity Investment Group
US Bancorp Piper Jaffray
345 California St., Ste. 2200
San Francisco, CA 94104

Dear Mr. Van Dyck:

You are hereby authorized to file a shareholder resolution on my behalf at Hewlett-Packard Co., asking the directors to prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products.

I am the beneficial owner of 6,400 shares of Hewlett-Packard stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2002.

You are hereby given full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John Powers

Exhibit B

September 26, 2001

Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®

Ann Baskins
Vice President, General Counsel
And Secretary
Hewlett-Packard Company
3000 Hanover Street, 20BX
Palo Alto, California 94304

Dear Ms. Baskins:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice as the investment adviser for all mutual funds sponsored by Calvert. Calvert's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

An Ameritas Acacia Company

As of the close of business on August 15, 2001, the Calvert Social Investment Fund Equity Portfolio held 100,000 shares of common stock, the Calvert Social Investment Fund managed Index Portfolio held 11,500 shares of common stock, and the Calvert Social Index Portfolio held 5,880 shares of common stock in Hewlett-Packard Company. This Fund has been the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 112,800 shares have been held for at least one year and the Fund intends to own shares in Hewlett-Packard Company through the 2002 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

CAMCO , authorized as the investment manager, on behalf of the CSIF Equity Portfolio, CSIF Managed Index Portfolio, and the Calvert Social Index Portfolio is filing the enclosed resolution requesting that the company report on its responsibility for product take-back and recycling. Over the years, Hewlett-Packard has demonstrated its commitment to environmental leadership. Yet, the company has not fully embraced the practice of producer responsibility.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Julie Gorte, Social Research Director, at (301) 657-7039 or

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

julie.gorte@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Calvert Asset Management Company resolution filed with Hewlett-Packard Co. to
REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

STATE STREET
For Everything You Invest In

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0623
Facsimile: 617-988-0794
jmarruda@statestreet.com

August 23, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of August 15, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Hewlett Packard Co (Cusip number 428236103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 8/15/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	100,000	100,000
D862	CSIF Managed Index Portfolio	11,500	9,200
D872	Calvert Social Index Portfolio	5,880	3,600

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 17, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2001

The proposal requests that the board of directors report on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for Hewlett-Packard products.

There appears to be some basis for your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Hewlett-Packard's proxy materials. In this regard, we note your representation that another proposal was previously submitted to Hewlett-Packard by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

PR

December 17, 2001

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel
Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94303-1112

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2001

Dear Mr. Charnas:

This is in response to your letters dated October 30, 2001 and December 11, 2001 concerning the shareholder proposal submitted to Hewlett-Packard by John Powers. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Powers
200 Alder Lane
Boulder, CO 80304

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

December 11, 2001

VIA EMAIL and FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to follow up on our letter of October 30, 2001, attached as Exhibit A, regarding the intention of Hewlett-Packard Company ("HP") to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray on behalf of Mr. Powers on September 27, 2001. On that date, HP received an identical proposal from the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP intends to include only the proposal from the Calvert Funds because it was the first one received by the corporate secretary on that date.

Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

October 30, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to inform you that Hewlett-Packard Company ("HP") intends to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. John Powers (the "Proposal"). The Proposal requests that HP's board of directors prepare a report on "the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products," and that HP agree to release the report within six months of its annual meeting of shareholders.

The Proposal was submitted on behalf of Mr. Powers, by Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray, in a letter dated September 26, 2001 and received by HP on September 27, 2001. The Proposal and the accompanying letter are attached as Exhibit A.

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action if HP excludes the Proposal from its proxy materials on the grounds set forth below.

We believe that the Proposal may be omitted from our proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal "substantially duplicates" an identical proposal that was submitted to HP by the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP also received this proposal, which is attached as Exhibit B, on September 27, 2001. HP intends to include this proposal in the proxy materials for its 2002 annual meeting of shareholders.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Van Dyck, as representative of Mr. Powers. Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

OFFICE OF THE CEO
SEP 27 2001

Sept. 26, 2001

Carleton S. (Carly) Fiorina
Chairman, CEO
Hewlett-Packard Co.
3000 Hanover St.
Palo Alto, CA 94304

Dear Ms. Fiorina:

I represent John Powers, a beneficial shareholder of 6,400 shares of Hewlett-Packard stock. Mr. Powers applauds the company on its commitment to environmental leadership. Yet he remains concerned that the innovation and competitive spirit that made HP a leader in the computer industry has not yet resolved troubling issues regarding the proper take-back and recycling and disassembly of products.

More than 700 chemical compounds are used to make one computer work station. Most computers are not recycled. More than 40 million computers are expected to become obsolete in 2001. Mr. Powers believes companies committed to environmental leadership should accept responsibility for disposal of products they create.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While this take-back is laudable, Mr. Powers believes the fees provide a significant disincentive for consumers to recycle, and that the cost of proper environmental management should be factored into the purchase price of the product.

My client believes our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

Therefore, I present the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mr. Powers has asked me to represent him in this matter (authorization attached). Proof of ownership is attached.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

Sept. 26, 2001

To Whom It May Concern:

This letter is to confirm that John Powers is the beneficial owner of 6,400 shares of Hewlett-Packard Co. The shares are held in street name at US Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

John Powers
200 Alder Lane; Boulder, CO 80304
(303) 449-2522; fax: (303) 440-8870
jpowers11@earthlink.net

Sept. 26, 2001

Mr. Thomas Van Dyck
Senior Investment Management Consultant
Social Equity Investment Group
US Bancorp Piper Jaffray
345 California St., Ste. 2200
San Francisco, CA 94104

Dear Mr. Van Dyck:

You are hereby authorized to file a shareholder resolution on my behalf at Hewlett-Packard Co., asking the directors to prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products.

I am the beneficial owner of 6,400 shares of Hewlett-Packard stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2002.

You are hereby given full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John Powers

Exhibit B

September 26, 2001

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

Ann Baskins
Vice President, General Counsel
And Secretary
Hewlett-Packard Company
3000 Hanover Street, 20BX
Palo Alto, California 94304

Dear Ms. Baskins:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice as the investment adviser for all mutual funds sponsored by Calvert. Calvert's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

As of the close of business on August 15, 2001, the Calvert Social Investment Fund Equity Portfolio held 100,000 shares of common stock, the Calvert Social Investment Fund managed Index Portfolio held 11,500 shares of common stock, and the Calvert Social Index Portfolio held 5,880 shares of common stock in Hewlett-Packard Company. This Fund has been the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 112,800 shares have been held for at least one year and the Fund intends to own shares in Hewlett-Packard Company through the 2002 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

CAMCO, authorized as the investment manager, on behalf of the CSIF Equity Portfolio, CSIF Managed Index Portfolio, and the Calvert Social Index Portfolio is filing the enclosed resolution requesting that the company report on its responsibility for product take-back and recycling. Over the years, Hewlett-Packard has demonstrated its commitment to environmental leadership. Yet, the company has not fully embraced the practice of producer responsibility.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Julie Gorte, Social Research Director, at (301) 657-7039 or

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

julie.gorte@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Calvert Asset Management Company resolution filed with Hewlett-Packard Co. to
REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

STATE STREET.
For Everything You Invest In™

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0623
Facsimile: 617-988-0794
jmarruda@statestreet.com

August 23, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of August 15, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Hewlett Packard Co (Cusip number 428236103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 8/15/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	100,000	100,000
D862	CSIF Managed Index Portfolio	11,500	9,200
D872	Calvert Social Index Portfolio	5,880	3,600

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

Hewlett-Packard Company
3000 Hanover Street
M/S 20bq
Palo Alto, CA 94304-1112

Charles N. Charnas
Assistant Secretary
and Senior Managing Counsel

650.857.6162 Tel
650.857.4837 Fax
charles_charnas@hp.com

October 30, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **John Powers Shareholder Proposal**

Ladies and Gentlemen:

This letter is to inform you that Hewlett-Packard Company ("HP") intends to omit from its proxy statement and form of proxy for its 2002 annual meeting of shareholders a shareholder proposal and supporting statement received from Mr. John Powers (the "Proposal"). The Proposal requests that HP's board of directors prepare a report on "the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products," and that HP agree to release the report within six months of its annual meeting of shareholders.

The Proposal was submitted on behalf of Mr. Powers, by Mr. Thomas Van Dyck, Managing Director of the Social Equity Investment Group of US Bancorp Piper Jaffray, in a letter dated September 26, 2001 and received by HP on September 27, 2001. The Proposal and the accompanying letter are attached as Exhibit A.

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action if HP excludes the Proposal from its proxy materials on the grounds set forth below.

We believe that the Proposal may be omitted from our proxy materials pursuant to Rule 14a-8(i)(11) because the Proposal "substantially duplicates" an identical proposal that was submitted to HP by the Calvert Social Investment Fund Equity Portfolio, the Calvert Social Investment Fund Managed Index Portfolio and the Calvert Social Index Portfolio (collectively, the "Calvert Funds"). HP also received this proposal, which is attached as Exhibit B, on September 27, 2001. HP intends to include this proposal in the proxy materials for its 2002 annual meeting of shareholders.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Van Dyck, as representative of Mr. Powers. Please acknowledge receipt of this letter by stamping the additional copy that we have included and returning it to us in the enclosed envelope. If you have any questions regarding this matter, please contact me at (650) 857-6162.

Sincerely,

Charles N. Charnas

Enclosure

cc: Thomas Van Dyck (with enclosure)
Ann Baskins, General Counsel (without enclosure)
Lynda Ruiz, Corporate Counsel (without enclosure)

Exhibit A

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

OFFICE OF THE CEO SEP 27 2001

Sept. 26, 2001

Carleton S. (Carly) Fiorina
Chairman, CEO
Hewlett-Packard Co.
3000 Hanover St.
Palo Alto, CA 94304

Dear Ms. Fiorina:

I represent John Powers, a beneficial shareholder of 6,400 shares of Hewlett-Packard stock. Mr. Powers applauds the company on its commitment to environmental leadership. Yet he remains concerned that the innovation and competitive spirit that made HP a leader in the computer industry has not yet resolved troubling issues regarding the proper take-back and recycling and disassembly of products.

More than 700 chemical compounds are used to make one computer work station. Most computers are not recycled. More than 40 million computers are expected to become obsolete in 2001. Mr. Powers believes companies committed to environmental leadership should accept responsibility for disposal of products they create.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While this take-back is laudable, Mr. Powers believes the fees provide a significant disincentive for consumers to recycle, and that the cost of proper environmental management should be factored into the purchase price of the product.

My client believes our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

Therefore, I present the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mr. Powers has asked me to represent him in this matter (authorization attached). Proof of ownership is attached.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

Sept. 26, 2001

To Whom It May Concern:

This letter is to confirm that John Powers is the beneficial owner of 6,400 shares of Hewlett-Packard Co. The shares are held in street name at US Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Thomas Van Dyck
Managing Director
Social Equity Investment Group

REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

John Powers
200 Alder Lane; Boulder, CO 80304
(303) 449-2522; fax: (303) 440-8870
jpowers11@earthlink.net

Sept. 26, 2001

Mr. Thomas Van Dyck
Senior Investment Management Consultant
Social Equity Investment Group
US Bancorp Piper Jaffray
345 California St., Ste. 2200
San Francisco, CA 94104

Dear Mr. Van Dyck:

You are hereby authorized to file a shareholder resolution on my behalf at Hewlett-Packard Co., asking the directors to prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products.

I am the beneficial owner of 6,400 shares of Hewlett-Packard stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2002.

You are hereby given full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John Powers

Exhibit B

September 26, 2001

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

Ann Baskins
Vice President, General Counsel
And Secretary
Hewlett-Packard Company
3000 Hanover Street, 20BX
Palo Alto, California 94304

Dear Ms. Baskins:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice as the investment adviser for all mutual funds sponsored by Calvert. Calvert's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

As of the close of business on August 15, 2001, the Calvert Social Investment Fund Equity Portfolio held 100,000 shares of common stock, the Calvert Social Investment Fund managed Index Portfolio held 11,500 shares of common stock, and the Calvert Social Index Portfolio held 5,880 shares of common stock in Hewlett-Packard Company. This Fund has been the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 112,800 shares have been held for at least one year and the Fund intends to own shares in Hewlett-Packard Company through the 2002 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

CAMCO , authorized as the investment manager, on behalf of the CSIF Equity Portfolio, CSIF Managed Index Portfolio, and the Calvert Social Index Portfolio is filing the enclosed resolution requesting that the company report on its responsibility for product take-back and recycling. Over the years, Hewlett-Packard has demonstrated its commitment to environmental leadership. Yet, the company has not fully embraced the practice of producer responsibility.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Julie Gorte, Social Research Director, at (301) 657-7039 or

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

julie.gorte@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Calvert Asset Management Company resolution filed with Hewlett-Packard Co. to
REPORT ON PRODUCER RESPONSIBILITY FOR PRODUCT TAKE-BACK AND RECYCLING

WHEREAS Hewlett-Packard Co. emphasizes its commitment to environmental leadership. Yet the technical innovation responsible for our leadership in designing and marketing computers has not yet extended to full responsibility for minimizing the environmental impacts of products during their manufacture, use and end-of-life.

The manufacture of one computer work station can require more than 700 chemical compounds, about half of which are hazardous, including arsenic, brominated flame-retardants, cadmium, hexavalent chromium, lead, and mercury. Cathode ray tubes in monitors can contain several pounds of lead, and have been identified as hazardous waste and banned from landfills in California. For these reasons it is important to consider the management of discarded products.

Currently, most computers are not recycled. A study by the National Safety Council concluded that 20 million computers became obsolete in 1998 and estimated that only 11% were recycled. More than 40 million computers are expected to become obsolete in 2001.

Companies committed to environmental leadership should help to find solutions for the growing problems created by electronic waste.

As a global company, we must prepare to comply with the European Union's new law mandating extended producer responsibility. This law requires manufacturers of electronic equipment marketed in Europe to reduce use of hazardous components and pay for recycling of their products.

Hewlett-Packard takes some products back if individual customers pay a fee for it. While take-back is laudable, we believe the fees provide a significant disincentive for consumers to recycle.

Producer responsibility creates a powerful incentive to design products that are environmentally preferable, easier to upgrade, disassemble and recycle. Innovation and competitiveness are key to solving the challenges posed by toxic components and end-of-life management of our products.

We believe our company can avoid financial, legal and reputational risk, gain competitive advantage, and build brand name in the marketplace by assuming responsibility for its products.

BE IT RESOLVED THAT Shareowners of Hewlett-Packard request that the board of directors prepare a report, at reasonable cost, on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for their products. The company agrees to release a report within six months of the annual meeting of shareholders.

SUPPORTING STATEMENT

The report should study the feasibility of taking financial and/or physical responsibility for products throughout their life cycle. It should include a commitment to setting goals for reduced use of hazardous materials in manufacturing; and for collection, detoxification, disassembly and recycling of discarded equipment to the highest degree practicable. The report should discuss measures being taken to ensure that recycling is accomplished in a manner that minimizes risks to workers; assess our company's liability if our products are discovered to have leached toxic contaminants into groundwater in a manner that harms human health; and assess the impact on our company's reputation if we do not establish comprehensive producer responsibility for our products.

STATE STREET.
For Everything You Invest In™

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0623
Facsimile: 617-988-0794
jmarruda@statestreet.com

August 23, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of August 15, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Hewlett Packard Co (Cusip number 428236103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 8/15/01	Shares Held for 1 Year
D819	CSIF Equity Portfolio	100,000	100,000
D862	CSIF Managed Index Portfolio	11,500	9,200
D872	Calvert Social Index Portfolio	5,880	3,600

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 17, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2001

The proposal requests that the board of directors report on the feasibility of adopting a policy, implementing programs, and auditing progress of producer responsibility for Hewlett-Packard products.

There appears to be some basis for your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Hewlett-Packard's proxy materials. In this regard, we note your representation that another proposal was previously submitted to Hewlett-Packard by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Keir D. Gumbs
Special Counsel